                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)


                       Chiquita Brands International, Inc.
                                (Name of Issuer)


                             $1.32 Depositary Shares
              (Each representing one-fifth of a share of Chiquita's
                  Series C Manditorily Exchangeable Cumulative
                        Preference Stock, Without par value)
                         (Title of Class of Securities)



                                  170032-30-4
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 7, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 10 Pages

    CUSIP NO. 170032-30-4          13D             Page 2 of 10 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.               31-1422526
              American Financial Corporation               31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
             SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              0 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              0 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              0 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 170032-30-4          13D             Page 3 of 10 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              0 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              0 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              0 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    Item 1. Security and Issuer.

            This Amendment No. 2 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III,
    S.  Craig  Lindner  and Keith  E.  Lindner  (collectively,  the  "Lindner
    Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on April 12, 1995, relative to the $1.32 Depositary Shares (each of which represented one-fifth of a share of Series C Manditorily Exchangeable Cumulative Preference Stock, without par value ("$1.32 Depositary Shares") issued by Chiquita Brands International, Inc. ("Chiquita").

            As of September 1, 1995, the Lindner Family beneficially owned approximately 49.9% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

            The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
    Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable. As a result of the conversion of the $1.32 Depositary Shares reported herein, no further filings on
    Schedule 13D will be made on this Schedule with respect to such securities.

    Item 5. Interest in Securities of the Issuer.

            On September 7, 1995, the 1,000,000 $1.32 Depositary Shares (approximately 30.8% of the outstanding class of securities) beneficially owned by the Reporting Persons were converted pursuant to their terms into a like number of shares of Chiquita common stock. As a result, the Reporting Persons ceased to beneficially own any of the $1.32 Depositary Shares at that date.

            To the best knowledge and belief of the undersigned, as of September 8, 1995, and within the 60 day period prior thereto, no other transactions involving Chiquita $1.32 Depositary Shares had been engaged in by the Reporting Persons or by the directors and officers of American Financial or AFC.

    Item 7. Material to be filed as Exhibits.

            (1)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


    Dated:  September 13, 1995        AMERICAN FINANCIAL GROUP, INC.


                                      By: James C. Kennedy
                                           James C. Kennedy, Secretary

                                        AMERICAN FINANCIAL CORPORATION


                                        By: James C. Kennedy

                                            James C. Kennedy, Deputy General
                                              Counsel and Secretary


                                              James C. Kennedy

                                              James C. Kennedy, As
                                              Attorney-in-Fact for:
                                                       Carl H. Lindner
                                                       Carl H. Lindner III
                                                       S. Craig Lindner
                                                       Keith E. Lindner

    Exhibit 1
                                    AGREEMENT

            This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION
                                      By: /s/ James E. Evans
                                          James E. Evans
                                          Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

    Exhibit 2

                                POWER OF ATTORNEY



            I, Carl H.  Lindner, do hereby appoint James  E. Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                      Keith E. Lindner